Filed Pursuant to Rule 424(b)(5)

Registration No. 333-268992

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 3, 2023)

Up to $16,741,022
Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated January 3, 2023, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-268992) (the “Prospectus”) on December 23, 2022, and declared effective on January 3, 2023, relating to the offer and sale of shares of our Class A common stock, par value $0.0001 per share (“common stock”), pursuant to that certain Controlled Equity OfferingSM Sales Agreement, dated December 23, 2022 (the “Sales Agreement”), by and among the Company, Cantor Fitzgerald & Co. (“Cantor”) and B. Riley Securities, Inc. (“B. Riley Securities”). This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto. Through March 26, 2023, in accordance with the Sales Agreement, we have not yet sold any shares of common stock.

On March 23, 2023, we became subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prospectus are a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $16,741,022 under the Sales Agreement. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “CGTX.” The aggregate market value of our common stock held by non-affiliates as of March 23, 2023 pursuant to General Instruction I.B.6 of Form S-3 is approximately $50.2 million, which was calculated based on 23,690,126 outstanding shares of our common stock held by non-affiliates at a price of $2.12 per share, which was the closing price of our common stock on February 3, 2023. As of the date hereof, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-month calendar period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are reducing the aggregate sales price of the shares of common stock that we may sell pursuant to this Prospectus Supplement and the Prospectus to $16,741,022 from time to time through Cantor and B. Riley Securities.

In addition, the paragraph under “LEGAL MATTERS” on page 34 of the Prospectus is replaced in its entirety with the following: “The validity of the common stock being offered in this offering will be passed upon for us by Goodwin Procter LLP, Philadelphia, Pennsylvania. The Sales Agents are being represented by Duane Morris LLP, New York, New York, in connection with this offering.”

Investing in our common stock involves a high degree of risk. Before buying any common stock, you should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the Prospectus, in our most recent Annual Report on Form 10-K, and our most recent Quarterly Reports on Form 10-Q, and any amendments thereto, which are incorporated by reference into the Prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Cantor	B. Riley Securities

The date of this prospectus supplement is March 27, 2023